                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2003

                               Crayfish Co., Ltd.
                ------------------------------------------------
                 (Translation of registrants name into English)

                            9F, Ikebukuro Park Bldg.
                            2-49-7 Minami Ikebukuro
                                   Toshima-Ku
                                 Tokyo 171-0022
                                     Japan
                ------------------------------------------------
                    (Address of principal executive offices)

                         Commission File Number 0-30530


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                        Form 20-F [X]      Form 40-F [ ]
                ------------------------------------------------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrants "home country";), or under the rules of the home country exchange on which the registrants securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrants security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FURNISHED ON THIS FORM:

                                TABLE OF CONTENTS

1. FINANCIAL REPORT FOR 1ST HALF OF FY2003 DATED JUNE 30, 2003 [ENGLISH TRANSLATION].

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Crayfish Co., Ltd.
                                _________________________________________
                                                (Registrant)

                                By          /s/ Kazuhiko Muraki
                                   ______________________________________
                                                (Signature)
                                   Kazuhiko Muraki
                                   President and Representative Director

Date: June 30, 2003

                              [ENGLISH TRANSLATION]



                            FINANCIAL REPORT FOR 1ST
                                 HALF OF FY2003


                            (During 8th Fiscal Year)

                     From October 1, 2002 To March 31, 2003














                               CRAYFISH CO., LTD.



(941343)

SAFE HARBOR

This financial report contains forward-looking statements based upon the Company's current expectations, assumptions, estimates and projections about the Company's business and industry in light of the information currently available to it. To the extent that statements in this release do not relate strictly to historical or current facts, they may constitute forward-looking statements. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition, or state other forward-looking information. The Company's actual actions or results may differ materially from those discussed in any forward-looking statement as a result of known and unknown risks, uncertainties and other factors. Important risks and factors that could cause the Company's actual results to differ materially from its expectations are generally discussed in the Company's annual report on its most recent Form 20-F and other filings with the U.S. Securities and Exchange Commission.

The Company undertakes no obligation to publicly update any forward-looking statement after the date of this release, but investors are advised to consult any further disclosures by the Company in its subsequent filings pursuant to the Securities Exchange Act of 1934.

Figures contained in the financial report have been audited and prepared in accordance with accounting principles generally accepted in Japan for semi-annual financial statements.

                      Financial Report for 1st Half FY2003


                            (During 8th Fiscal Year)
                     From October 1, 2002 To March 31, 2003


To: The Chair of Kanto Financial Bureau

                                                                   June 30, 2003

                                           Company                  Crayfish Co., Ltd.
                                           -------------------------------------------------------------------------------
                                           English Name             Crayfish Co., Ltd.
                                           -------------------------------------------------------------------------------
                                                                    President and Representative Director
                                           Representative           Kazuhiko Muraki
                                           -------------------------------------------------------------------------------



Office location   Toshima-ku, Minami Ikebukuro, Tokyo 2-49-7   Office Tel:                             (03) 5954-7555
-------------------------------------------------------------------------------------------------------------------------
                                                                                Director and Chief      Fumio
                                                               Contact person   Financial Officer       Komatsubara
                                                               ----------------------------------------------------------
Contact info                      Same as above                Contact number                           Same as above
-------------------------------------------------------------------------------------------------------------------------
                                                               Contact person                           Same as above
                                                               ----------------------------------------------------------

                     Locale for viewing the Financial Report
                     ---------------------------------------

                         Institution                                            Location
                 ----------------------------                     --------------------------------------
                 Tokyo Stock Exchange, Inc.                       Chuuo-ku, Nihonbashi Kabuto-cho, Tokyo 2-1

                                    Contents

PART I - INFORMATION ON THE COMPANY

                                                                         PAGE

     1.   OVERVIEW OF THE COMPANY                                          1

          1.   Key financial data and trends                               1
          2.   Description of business                                     3
          3.   Information on related companies                            3
          4.   Employees                                                   3
     2.   BUSINESS OVERVIEW                                                4
          1.   Overview of business results                                4
          2.   Production, orders received and sales                       4
          3.   Issues                                                      4
          4.   Important business contracts                                4
          5.   Research and development activities                         4
     3.   PROPERTY, PLANT AND EQUIPMENT                                    5
          1.   Major property and equipment                                5
          2.   Plans for new additions or disposal                         5
     4.   CORPORATE INFORMATION                                            5
          1.   Information of shares                                       5
          2.   Changes in the market price of the Company's share          8
          3.   Members of the Board of Directors and Corporate Auditors    8
     5.   FINANCIAL INFORMATION                                            9
          1.   Consolidated Financial Statements for 1st half of fiscal
                years, etc                                                 9
          Auditors reports                                                11
          2.   Financial Statements for 1st half of fiscal years, etc     13
     6.   REFERENCE FOR THE COMPANY                                       23

PART II - INFORMATION ON THE COMPANY'S GUARANTOR                          23

PART I - INFORMATION ON THE COMPANY


1. OVERVIEW OF THE COMPANY



1 Key financial data and trends
  (1) Consolidated financial data

---------------------------------------------------------------------------------------------------------------------------------
             Fiscal Year                             1st half of     1st half of    1st half of        FY2001          FY2002
                                                        FY2001          FY2002        FY2003
---------------------------------------------------------------------------------------------------------------------------------
                                                         From           From            From            From            From
               Period                                Oct. 1, 2000   Oct. 1, 2001    Oct. 1, 2002    Oct. 1, 2000   Oct. 1, 2001
                                                     To Mar. 31,     To Mar. 31,     To Mar. 31,    To Sept. 30,    To Sept. 30,
                                                         2001           2002            2003            2001            2002
=================================================================================================================================
 Net sales                         (Thousands of      3,615,773             -             -           5,416,939              -
                                        yen)
---------------------------------------------------------------------------------------------------------------------------------
 Ordinary loss                     (Thousands of      1,000,219             -             -           2,304,522              -
                                        yen)
---------------------------------------------------------------------------------------------------------------------------------
 Net loss                          (Thousands of      4,890,776             -             -           9,728,022              -
                                        yen)
---------------------------------------------------------------------------------------------------------------------------------
 Net assets                        (Thousands of     20,230,466             -             -          15,402,657              -
                                        yen)
---------------------------------------------------------------------------------------------------------------------------------
 Total assets                      (Thousands of     21,274,445             -             -          15,820,206              -
                                        yen)
---------------------------------------------------------------------------------------------------------------------------------
 Net assets per share                  (Yen)       1,982,213.10             -             -        1,502,844.91              -
---------------------------------------------------------------------------------------------------------------------------------
 Net loss per share - basic            (Yen)         480,005.49             -             -          953,167.04              -
---------------------------------------------------------------------------------------------------------------------------------
 Net loss per share - diluted          (Yen)                  -             -             -                   -              -
---------------------------------------------------------------------------------------------------------------------------------
 Equity ratio                            (%)               95.1             -             -                97.4              -
---------------------------------------------------------------------------------------------------------------------------------
 Net cash used by operating        (Thousands of     (3,846,480)            -             -          (8,052,355)             -
 activities                             yen)
---------------------------------------------------------------------------------------------------------------------------------
 Net cash used by investing        (Thousands of     (1,074,278)            -             -            (283,602)             -
 activities                             yen)
---------------------------------------------------------------------------------------------------------------------------------
 Net cash used by financing        (Thousands of          3,750             -             -             (24,312)             -
 activities                             yen)
---------------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents at the  (Thousands of     18,124,435             -             -          14,656,739              -
 end of the period                      yen)
---------------------------------------------------------------------------------------------------------------------------------
 Employees
 Number in parenthesis
 represents the number of                                   239                                             89
 average temporary employees          (Number)              (57)            -             -                (37)              -
 for the period.
---------------------------------------------------------------------------------------------------------------------------------

(Note) 1. Net sales are presented exclusive of consumption tax.

(Note) 2. Number of employees in parenthesis represent average number of temporary employees during 1st half of or the fiscal year.

(Note) 3. Net income per share - diluted is not stated for 1st half of FY2001 and FY 2001 due to net loss for each period.

(Note) 4. Consolidated financial statements for 1st half and fiscal year are not formed due to the fact that there have been no consolidated subsidiary since the beginning of 1st half of FY2002.

(2) Non-consolidated financial data

------------------------------------------------------------------------------------------------------------------------------
            Fiscal Year                           1st half of     1st half of   1st half of       FY2001           FY2002
                                                     FY2001          FY2002        FY2003
------------------------------------------------------------------------------------------------------------------------------
              Period                                  From            From          From           From             From
                                                  Oct. 1, 2000    Oct. 1, 2001  Oct. 1, 2002   Oct. 1, 2000    Oct. 1, 2001
                                                   To Mar. 31,    To Mar. 31,    To Mar. 31,    To Sept. 30,   To Sept. 30,
                                                      2001            2002          2003           2001             2002
==============================================================================================================================
 Net sales                       (Thousands of      3,588,758      1,763,527        898,016       5,337,048      2,939,808
                                       yen)
------------------------------------------------------------------------------------------------------------------------------
 Ordinary income (loss)          (Thousands of       (929,474)       952,947        354,783      (2,094,256)     1,445,845
                                       yen)
------------------------------------------------------------------------------------------------------------------------------
 Net income (loss)               (Thousands of     (4,846,712)       846,650       (468,183)     (9,729,943)     1,337,929
                                       yen)
------------------------------------------------------------------------------------------------------------------------------
 Equity income from
 investments if equity methods   (Thousands of              -              -              -               -              -
 were applied                          yen)
------------------------------------------------------------------------------------------------------------------------------
 Shareholders' equity            (Thousands of      8,048,637      8,060,075      8,062,325       8,058,075      8,060,325
                                       yen)
------------------------------------------------------------------------------------------------------------------------------
 Shares issued and outstanding      (Shares)           10,206         10,257         10,268          10,249         10,258
------------------------------------------------------------------------------------------------------------------------------
 Net assets                      (Thousands of     20,274,530     16,249,387     16,276,128      15,400,736     16,740,916
                                       yen)
------------------------------------------------------------------------------------------------------------------------------
 Total assets                    (Thousands of     21,079,493     16,421,513     17,242,383      15,624,971     16,934,376
                                       yen)
------------------------------------------------------------------------------------------------------------------------------
 Net assets per share                 (Yen)      1,986,530.47   1,584,224.20   1,585,131.29    1,502,657.50   1,632,623.01
------------------------------------------------------------------------------------------------------------------------------
 Net income (loss) per share          (Yen)       (475,680.91)     82,583.97     (45,688.86)    (953,355.25)    130,478.79
 - basic
------------------------------------------------------------------------------------------------------------------------------
 Net income (loss) per share          (Yen)                 -      82,578.20             -                -              -
 - diluted
------------------------------------------------------------------------------------------------------------------------------
 Cash dividends per                   (Yen)                 -              -             -                -              -
 share
------------------------------------------------------------------------------------------------------------------------------
 Equity ratio                          (%)               96.2           99.0          94.4             98.6           98.9
------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by            (Thousands of              -      1,256,178       317,802                -      1,839,912
 operating activities                 yen)
------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by            (Thousands of              -        127,971        97,087                -        140,714
 investing activities                 yen)
------------------------------------------------------------------------------------------------------------------------------
 Net cash provided by            (Thousands of              -          2,000         4,000                -          2,250
 financing activities                 yen)
------------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents at    (Thousands of              -     15,815,348    16,830,966                -     16,412,076
 the end of the period                yen)
------------------------------------------------------------------------------------------------------------------------------
 Employees
 Number in parenthesis
 represents the number of           (Number)              228             50            20               74             43
 average temporary employees                              (53)           (13)           (7)             (34)           (16)
 for the period.
------------------------------------------------------------------------------------------------------------------------------

(Note) 1. Net sales are presented exclusive of consumption tax.
(Note) 2. "Equity income from investments if equity methods were not applied" was not applied because of no its affiliates for which equity method should be applied.
(Note) 3. Net income (loss) per share - diluted for 1st half of FY2001 and of FY2003 was not stated due to net loss for each period. Net income
          (loss) per share - diluted for FY2001 was not stated due to net loss for the period. Net income (loss) per share - diluted for FY2002 is not stated due to the fact that premium on subscription right was not occurred.

2    Description of business

     There was no material change in business the Company operated in 1st half of FY2003.


3    Information on related companies

     There was no material change in related companies in 1st half of FY2003.

4    Employees

     (1)  The following is information of the Company



                                                          (As of March 31, 2003)
--------------------------------------------------------------------------------
                   Category                   Number of Employees
--------------------------------------------------------------------------------
                    Business                         11 (7)
--------------------------------------------------------------------------------
                    Administration                    9 (0)
--------------------------------------------------------------------------------
                    Total                            20 (7)
--------------------------------------------------------------------------------

(Note) 1. Total employees reflect employees on the payroll.

(Note) 2. Numbers in parenthesis represent the number of average temporary employees for 1st half of FY2003.

(Note) 3. Number of employees declined 23 persons from the end of FY2002 mainly due to the outsourcing operations to Global Media on Line, Inc. and CalltoWeb, Inc.

(2)  Labor Union

     There is no significant information to be disclosed.

Part 2 - BUSINESS OVERVIEW


1.   Overview of business results
(1)  Results
     This section is previously reported by the Company in previous 6-K filing titled "Partial Revision of FY2003 semi-annual financial results [revised] (non-consolidated)."

(2)  Financial condition
     This section is previously reported by the Company in previous 6-K filing titled "Partial Revision of FY2003 semi-annual financial results [revised] (non-consolidated)."


2    Production, orders received and sales
(1)  Actual production
     Our business is the total internet services business, and the actual production of our services corresponds with the actual sales. Therefore, please refer to "(3) Actual sales" below.

(2)  Orders received
     The Company does not produce by order. As a result, description hereto is omitted.

(3)  Actual sales
     The actual sales for 1st half of FY2003 came from hosting services generating 798 million yen (declining 54.7% from 1st half of FY2002) while other business generating 99 million yen (increasing 4,850% from 1st half of FY2002).


3    Issues
     Revenue has been falling from the previous fiscal year due to the shrinkage of size of DESKWING subscribers. The Company aims at stabilizing DESKWING business and increasing revenue from new businesses.


4    Important business contracts
     There were no significant contracts made in the 1st half of FY 2003.

5    Research and development
     The Company formed an outsourcing contract with Global Media on Line, Inc. ("GMO") regarding hosting service on September 30, 2002. Pursuant to the contract, the Company outsourced the development to GMO it used to operate.

PART 3 - PROPERTY, PLANT AND EQUIPMENT

1.   Major property and equipment

     There is no significant information to be disclosed.

2.   Plan for new additions and disposal

     There was no significant change and completion for new additions of and disposals of property, plant and equipment in 1st half of FY2003 in which the Company has been planning to do so from the end of previous fiscal year. In addition, there is no additional plan for new additions of and disposals of property, plant and equipment.


PART 4 - CORPORATE INFORMATION

1.   Information for shares

     (1)  Number of shares, etc.

          a)   Total number of shares authorized to issue

--------------------------------------------------------------------------------
        Type of shares             Number of shares authorized to issue (shares)
--------------------------------------------------------------------------------
        Common Stock                                 40,996
--------------------------------------------------------------------------------
           Total                                     40,996
--------------------------------------------------------------------------------

          b)   Number of shares issued and outstanding

----------------------------------------------------------------------------------------------------------------------
                                                 Number of shares
                   Number of shares issued         issued and           Name of securities market
 Type of shares     and outstanding at the       outstanding at           or name of registered           Description
                  end of 1st half of FY 2003      the filing date          securities dealers
                    (As of March 31, 2003)     (As of June 30, 2003)          association
----------------------------------------------------------------------------------------------------------------------
                                                                          Tokyo Stock Exchange
                                                                                Mothers
  Common Stock              10,268                    10,268              U.S. Nasdaq National                 --
                                                                                 Market
----------------------------------------------------------------------------------------------------------------------
     Total                  10,268                    10,268                       --                          --
----------------------------------------------------------------------------------------------------------------------

(Note) The number of shares issued and outstanding at the filing date does not include shares issued by exercising unsecured bonds (with stock warrants) from June 1, 2003 to the filing date of this report.

     (2)  Status of subscription rights, etc.

          a) Detail of stock purchase warrant provided in provision of Article 280-19 of former Commercial Code is as follows:

     Resolution at the Extraordinary Shareholders' Meeting held on May 31, 2000

-----------------------------------------------------------------------------------------------------------------
                                                                                               One month before
                                                       As of the end of Fiscal Year 2002        the filing date
                                                         (As of September 30, 2002)          (As of May 31, 2003)
-----------------------------------------------------------------------------------------------------------------
Number of subscription rights                                     --                                  --
-----------------------------------------------------------------------------------------------------------------
Type of shares for the purpose of subscription rights        Common stock                        Same as left
-----------------------------------------------------------------------------------------------------------------
Total number of shares for the purpose of                       1 share                          Same as left
subscription rights
-----------------------------------------------------------------------------------------------------------------
Amount to be paid upon the exercise of subscription          3,776,250 yen                       Same as left
rights
-----------------------------------------------------------------------------------------------------------------
Exercise period of subscription rights                    From  June 1, 2002                     Same as left
                                                          To    May 31, 2007
-----------------------------------------------------------------------------------------------------------------
Issuance price and the mount to be transferred to      Issuance price: 3,776,250 yen
Common Stock exercised by subscription rights          The amount to be credited to
                                                       to common stock account:                  Same as left
                                                       1,888,125 yen.
-----------------------------------------------------------------------------------------------------------------
                                                       Subscription rights are
                                                       forfeited upon unemployment
                                                       or withdrawal from Directors,
                                                       excluding in a case of death.
                                                       However, as long as a person
  Condition to exercise subscription rights            is an employee, a Director or
                                                       a Corporate Auditor in the
                                                       Company and its group                     Same as left
                                                       companies, stock purchase
                                                       warrant is held.
-----------------------------------------------------------------------------------------------------------------
                                                       Transfer or pledge of
 Matters regarding transfer the right of               subscription rights is not
 subscription rights                                   allowed.                                  Same as left
-----------------------------------------------------------------------------------------------------------------

     b) Balance and other information about unsecured bonds with stock warrants which is considered as unsecured bonds with subscription rights pursuant to the paragraph 2 of Article 19 of Law for Amendment and Reform of the Commercial Code, etc. is as follows:

--------------------------------------------------------------------------------------------------------------------
                                          As of March 31, 2003                        As of May 31, 2003
                                 -----------------------------------------------------------------------------------
                                                                Amount
                                                              credited to                                  Amount
                                                                common       Balance of                 credited to
                                 Balance of      Exercise      stock          stock       Exercise     common stock
        Name (Date)             stock warrant      price       account       warrant        price        account
--------------------------------------------------------------------------------------------------------------------
 The 3rd unsecured bonds          (Thousands                                  (Thousands
  (with stock warrants)              of yen)        (Yen)        (Yen)          of yen)       (Yen)         (Yen)
 (Issuance on September 27,        1,687,500      2,500,000     1,250,000     1,687,500     2,500,000     1,250,000
          1999)
--------------------------------------------------------------------------------------------------------------------

(3)  Changes in the number of shares issued and amount of paid-in capital

----------------------------------------------------------------------------------------------------------------------
                     Shares issued and
                        outstanding                 Common stock            Additional paid-in capital
      Date        ------------------------------------------------------------------------------------   Description
                  Changes in                  Changes in                   Changes in
                  the number      Balance     the amount     Balance       the amount      Balance
----------------------------------------------------------------------------------------------------------------------
From October 1,                                                                                           Increased
      2002                                    (Thousand      (Thousand     (Thousand      (Thousand      by exercise
  To March 31,       (Shares)     (Shares)      yen)           yen)          yen)           yen)          of stock
      2003                 10       10,268         2,000     8,062,325         2,000      7,344,661        warrant
----------------------------------------------------------------------------------------------------------------------


(4)  Principal shareholders


                                                                                   As of March 31, 2003
--------------------------------------------------------------------------------------------------------
         Name of Shareholders                        Address                   Shareholdings      Ratio
--------------------------------------------------------------------------------------------------------
         Hikari Tsushin, Inc.           Nishi Ikebukuro 2-29-16,                      Shares          %
                                        Toshima-ku, Tokyo                              6,869      66.90
--------------------------------------------------------------------------------------------------------
  SNFE Mac Japan Active                 39/F Edinburgh Tower                           1,615      15.73
  Shareholder Fund, L.P.                The Landmark 15 Queen's Road
 (Standing Proxy, Hong Kong Shanghai    Central Hong Kong
          Bank)                         (Nihonbashi 3-11-1, Chuuo-ku,
                                        Tokyo)
--------------------------------------------------------------------------------------------------------
                                        C/O Maples And Calder. P.O.
Hikari Tsushin Partners, L.P. General   BOX 309. George Town. Grand
 Partner Hikari Tsushin Capital, Inc.   Cayman.                                          600       5.84
   (Standing Proxy, Hikari Tsushin      (Minamiaoyama 3-3-3, Minato-ku,
            Capital, Inc.)              Tokyo)
--------------------------------------------------------------------------------------------------------
                                        101 Barclay Street ADR Dept.
           Hero and Company             22 West New York. NY 10286 USA.
  (Standing Proxy, Mizuho Corporate     (Nihonbashi Kabutocho 6-7,                       476       4.64
                Bank)                   Chuuo-ku, Tokyo)
--------------------------------------------------------------------------------------------------------
                                        Victoria Plaza. 111 Bukingham
    Salomon Brothers International      Palace Road. London SW1 WOSB
   (Standing Proxy, Citibank, N.A.)     (Higashi Shinagawa 2-3-14                        190       1.85
                                        Shinagawa-ku Tokyo)
--------------------------------------------------------------------------------------------------------
     Mizuho Capital Co., Limited.       Nihonbashi Kabutocho 4-3,                         66       0.64
                                        Chuuo-ku Tokyo
--------------------------------------------------------------------------------------------------------
           CalltoWeb., Inc.             Minami Ikebukuro 2-49-7                           42       0.41
                                        Toshima-ku Tokyo
--------------------------------------------------------------------------------------------------------
  Prudentail Financial Security Inc,    One NY Plaza 11th Floor.
      New York Custodian Account        New York 10292 U.S.A.
 (Standing Proxy, Standard Chartered    (Nagatacho 2-11-1 Chiyoda-ku                      30       0.29
                Bank)                   Tokyo)
--------------------------------------------------------------------------------------------------------
                                        Kounandai 4-18-8 Kounan-ku,                       24       0.23
             Kouji Onoda                Yokohama-shi Kanagawa
--------------------------------------------------------------------------------------------------------
   IBJ Investment (3iBJ) No.2 Found     Nihonbashi Kabutocho 4-3                          22       0.22
                                        Chuuo-ku Tokyo
--------------------------------------------------------------------------------------------------------
                Total                                   -                              9,934      96.75
--------------------------------------------------------------------------------------------------------

(Note) The shares which are deposited for issuance of American Depositary Receipts ("ADR") are registered in the name of Hero and Company in the shareholders' register.

(5)  Voting rights
     a)   Shares issued and outstanding

                                                                                            As of March 31, 2003
----------------------------------------------------------------------------------------------------------------
                                                                            Amount of voting
                       Category                          Number of shares        rights           Substance
----------------------------------------------------------------------------------------------------------------
Shares without voting rights                                    --                 --                 --
----------------------------------------------------------------------------------------------------------------
Shares with limited voting rights (Treasury stock,
etc.)                                                           --                 --                 --
----------------------------------------------------------------------------------------------------------------
Shares with limited voting rights (Others)                      --                 --                 --
----------------------------------------------------------------------------------------------------------------
Shares with voting rights (Treasury stock, etc.)                --                 --                 --
----------------------------------------------------------------------------------------------------------------
                                                          Common stock
Shares with voting rights (Others)                           10,268              10,268               --
----------------------------------------------------------------------------------------------------------------
Shares less than one unit                                       --                 --                 --
----------------------------------------------------------------------------------------------------------------
Shares issued and outstanding                                 10,268               --                 --
----------------------------------------------------------------------------------------------------------------
Amount of total shareholders' voting rights                     --               10,268               --
----------------------------------------------------------------------------------------------------------------

(Note) "Shares with voting right (others)" includes 5,006 shares (5,006 voting rights) registered as a name of Japan Securities Depositary Center, Inc.


     b)   Treasury stocks, etc.


                                                                                             As of March 31, 2003
-----------------------------------------------------------------------------------------------------------------
                                                                                              Ratio of owning
                                          Company's name     Other's name    Total owning    treasury stock to
    Owner's name      Owner's address     owning shares      owning shares      shares       outstanding shares
-----------------------------------------------------------------------------------------------------------------
         --                 --                 --                 --             --                  --
-----------------------------------------------------------------------------------------------------------------
       Total                --                 --                 --             --                  --
-----------------------------------------------------------------------------------------------------------------


2.   Changes in the market price of the Company's shares

-----------------------------------------------------------------------------------------------------------------
                       Month       Oct. 2002     Nov. 2002    Dec. 2002    Jan. 2003    Feb. 2003    Mar. 2003
                     --------------------------------------------------------------------------------------------
 The monthly high                       Yen
  and low prices        High         792,000       720,000      700,000      701,000      710,000      700,000
during 1st half of   --------------------------------------------------------------------------------------------
      FY2003                            Yen
                        Low          700,000       680,000      630,000      650,000      700,000      596,000
-----------------------------------------------------------------------------------------------------------------

(Note) High and low prices above are share prices on the Tokyo stock exchange of "Mothers" market.


3.   Members of the Board of Directors and Corporate Auditors

There was no change in the members of the Board of Directors or Corporate Auditors since the submission of the financial report of the last fiscal year (Yukashouken Hokokusho) until the filing date of this Half Year Report.

PART 5 - FINANCIAL INFORMATION

1.   Basis of preparation of the semiannual financial statements
     The semiannual financial statements for 1st half of a fiscal year of the Company are prepared in accordance with the "Regulation Concerning the Terminology, Forms and Preparation Methods of the Semiannual Financial Statements" ("Regulations for Semiannual Financial Statements") (Ministry of Finance Ordinance No. 38, 1977). Financial statements for 1st half of previous fiscal year (from October 1, 2001 to March 31, 2002) is based on Regulation of Financial Statements, prior to its amendment; financial statement for 1st half of current fiscal year (from October 1, 2002 to March 31, 2003) is based upon Regulation of Financial Statements after its amendment.

2.   Audit report
     Pursuant to Article 193-2 of "the Securities and Exchange Law", the financial statements for the 1st half of previous fiscal year (from October 1, 2001 to March 31, 2002) have been audited by Sanyu & Co. and Nakachi & Co. The financial statements 1st half of current fiscal year (from October 1, 2002 to March 31, 2003) have been audited by Sanyu & Co.

3.   Semiannual Consolidated financial statements
     Semiannual Consolidated financial statements for the current fiscal year are not formed because there is no consolidated subsidiary.

1    CONSOLIDATED FINANCIAL STATEMENTS FOR 1ST HALF OF FISCAL YEAR, ETC.

     (1)  Consolidated financial statements for 1st half of fiscal year

          Not applicable

     (2)  Others

          Not applicable

                            SEMIANNUAL AUDIT REPORT
                                                                   June 25, 2002

Crayfish Co., Ltd.
President and Representative Director  Amane Horiuchi


                      Sanyu & Co.
                      Representative and Engagement Partner Jun Sugita Representative and Engagement Partner Yoshinori Kawano

                      Nakachi & Co.
                      Representative and Engagement Partner  Kazuhiro Ando
                      Engagement Partner                     Taku Hirata




     Pursuant to Article 193-2 of "Securities and Exchange Law", we have performed semiannual audit procedures to the semiannual financial statements, namely the semiannual balance sheet, the semiannual statement of operations and retained earnings, and the statement of cash flows of Crayfish Co., Ltd. (the "Company") included in "Financial Statements" for the semiannual accounting period from October 1, 2001 to March 31, 2002 of the Company's 7th fiscal year from October 1, 2001 to September 30, 2002.

     Our semiannual audit procedures were in accordance with generally accepted semiannual auditing standards and all relevant auditing procedures were carried out as are normally required for a semiannual audit. This means that we have omitted certain audit procedures normally required for an audit of annual financial statements in accordance with Paragraph 2 of the semiannual auditing standards for field work.

     As a result of our semiannual audit procedures, it is our opinion that the accounting policies and treatments adopted by the Company in the preparation of the semiannual financial statements referred to above are in accordance with generally accepted accounting principles, and that such accounting policies are consistent with those applied in the prior accounting term. It is also our opinion that the presentation of these semiannual financial statements is in conformity with "Regulations Concerning the Terminology, Forms and Preparation Methods of the Semiannual Financial Statements" (Ministry of Finance Ordinance No. 38, 1977).

     Accordingly, it is our opinion that the aforementioned semiannual financial statements present useful information regarding the financial position of the Company as of March 31, 2002, and the results of operations and cash flows for the semiannual accounting period then ended.

     We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountant Law.

                             SEMIANNUAL AUDIT REPORT
                                                                   June 27, 2003

Crayfish Co., Ltd.
President and Representative Director  Kazuhiko Muraki


                        Sanyu & Co.
                        Representative and Engagement Partner Jun Sugita Representative and Engagement Partner Yoshinori Kawano
                        Engagement Partner                     Jyoji Kaito




     Pursuant to Article 193-2 of "Securities and Exchange Law", we have performed semiannual audit procedures to the semiannual financial statements, namely the semiannual balance sheet, the semiannual statement of operations and retained earnings, and the statement of cash flows of Crayfish Co., Ltd. (the "Company") included in "Financial Statements" for the semiannual accounting period from October 1, 2002 to March 31, 2003 of the Company's 8th fiscal year from October 1, 2002 to September 30, 2003.

     Our semiannual audit procedures were in accordance with generally accepted semiannual auditing standards and all relevant auditing procedures were carried out as are normally required for a semiannual audit. This means that we have omitted certain audit procedures normally required for an audit of annual financial statements in accordance with Paragraph 2 of the semiannual auditing standards for field work.

     As a result of our semiannual audit procedures, it is our opinion that the accounting policies and treatments adopted by the Company in the preparation of the semiannual financial statements referred to above are in accordance with generally accepted accounting principles, and that such accounting policies are consistent with those applied in the prior accounting term. It is also our opinion that the presentation of these semiannual financial statements is in conformity with "Regulations Concerning the Terminology, Forms and Preparation Methods of the Semiannual Financial Statements" (Ministry of Finance Ordinance No. 38, 1977).

     Accordingly, it is our opinion that the aforementioned semiannual financial statements present useful information regarding the financial position of the Company as of March 31, 2003, and the results of operations and cash flows for the semiannual accounting period then ended.

     As described in "Significant subsequent events" in the notes to the financial statements, on June 20, 2003, the Board of Directors approved, subject to resolution of the Extraordinary Shareholders' Meeting scheduled on July 31, 2003, a distribution of cash to the shareholders in connection with reduction of common stock without the retirement of shares and additional paid-in capital to the amount of 7,495,640,000 yen and 6,879,560,000 yen, respectively.

     We have no interest in the Company that should be disclosed pursuant to the provisions of the Certified Public Accountant Law.

2.   FINANCIAL STATEMENTS FOR 1ST HALF OF FISCAL YEARS, ETC
     (1)Financial Statements for 1st half of fiscal years
     a) Balance sheets for 1st half of fiscal years


                                                                                Periods                           (Thousands of yen)
                                      ----------------------------------------------------------------------------------------------
                                         1st half of FY 2002              1st half of FY 2003                   FY 2002
                                         (As of March 31, 2002)           (As of March 31, 2003)        (As of September 30, 2002)
                                      ----------------------------    --------------------------    --------------------------------
Accounts                                     Amount         Ratio             Amount       Ratio           Amount              Ratio
--------                              --------------------  -----     -------------------  -----    -----------------------    -----
                                                                %                              %                                  %
      (Assets)
I    Current
  1  Cash on hand in Bank    N2     15,829,564                       16,830,174                       16,411,288
  2  Accounts                           36,543                          109,047                           22,898
     receivable-trade
  3  Securities                        200,784                          200,791                          200,787
  4  Inventories                            41                               29                               43
  5  Accounts                           16,744                           40,606                           62,081
     receivable-others
  6  Short-term loans                      563                               --                               --
  7  Prepaid expense                    27,171                            5,761                           12,956
  8  Other currents          N3         22,790                            3,711                            9,252
     assets
  9  Allowance for                      (2,276)                         (10,600)                         (10,028)
     doubtful accounts
                                     ---------                          -------                         --------
     Total currents                             16,131,927   98.2                17,179,522    99.6               16,709,279    98.7
     assets

II   Fixed assets
   1 Fixed assets            N1
  (1)Leasehold                           6,120                            3,781                            5,670
     improvements
  (2)Equipments                        231,515                           44,978                          171,149
                                     ---------                          -------                         --------
    Total property and                 237,635                1.5        48,760                 0.3      176,819                 1.0
    equipment
   2 Intangible fixed                   21,350                0.1        11,810                 0.1       18,894                 0.1
     assets
   3 Investments and
     others
  (1)Investment                              1                                1                                1
     securities
  (2)Guaranty deposits                 284,598                          262,939                          290,225
     and others
  (3)Allowance for                    (254,000)                        (260,650)                        (260,844)
     doubtful accounts
                                     ---------                          -------                         --------
    Total investments                   30,600                0.2         2,290                 0.0       29,382                 0.2
    and others
     Total fixed assets                            289,585    1.8                    62,861     0.4                  225,096     1.3
                                                ----------                       ----------                       ----------
     Total assets                               16,421,513  100.0                17,242,383   100.0               16,934,376   100.0
                                                ==========                       ==========                       ==========

                                                                                  Periods                      (Thousands of yen)
                                      -------------------------------------------------------------------------------------------
                                         1st half of FY 2002              1st half of FY 2003                   FY 2002
                                         (As of March 31, 2002)           (As of March 31, 2003)      (As of September 30, 2002)
                                      ----------------------------    ----------------------------    ---------------------------
Accounts                                    Amount         Ratio             Amount        Ratio            Amount         Ratio
--------                              -------------------  -----     -------------------   -----     -------------------   -----
                                                               %                               %                               %
     (Liabilities)
I    Current liabilities
  1   Accounts                         10,897                        104,726                          48,925
      payable-trade
  2   Accounts                         60,165                         28,347                          34,345
      payable-others
  3   Income taxes payable              1,900                            591                           3,653
  4   Allowance for                     9,275                          4,044                           7,014
      accrued bonus
  5   Allowance for                        --                        796,325                              --
      settlement
  6   Others                N3         89,887                         32,220                          99,522
                                      -------                        -------                       ---------
      Total current                               172,125     1.0                966,255      5.6               193,460      1.1
      liabilities
                                               ----------                     ----------                     ----------
     Total liabilities                            172,125     1.0                966,255      5.6               193,460      1.1
                                               ----------                     ----------                     ----------
     (Shareholders' equity)
I    Common stock                               8,060,075    49.1                     --       --             8,060,325     47.6
II   Additional paid-in                         7,342,661    44.7                     --       --             7,342,661     43.4
     capital
III  Other surplus
      Retained earning                846,650                             --                       1,337,929
                                      -------                        -------                       ---------
      Total other surplus                         846,650     5.2                     --       --             1,337,929      7.9
                                               ----------                     ----------                     ----------
      Total shareholders'                      16,249,387    99.0                     --       --            16,740,916     98.9
      equity
                                               ----------                     ----------                     ----------
I   Common stock                                       --      --              8,062,325     46.8                    --       --
II  Capital surplus                                    --
  1   Additional paid-in                   --                      7,344,661                             --
      capital
                                      -------                      ---------                       ---------
      Total Capital                                    --      --              7,344,661     42.6                    --       --
      surplus
III  Earning surplus
  1   Retained earning                     --                        869,141                              --
                                      -------                      ---------                       ---------
      Total earning                                    --                        869,141      5.0                    --       --
      surplus
                                               ----------                     ----------                     ----------
     Total shareholders'                               --      --             16,276,128     94.4                    --       --
     equity
                                               ----------                     ----------                     ----------
     Total liabilities and                     16,421,513   100.0             17,242,383    100.0            16,934,376     100.0
     shareholders' equity
                                               ==========                     ==========                     ==========

(2)  Statements of Operation for 1st half of fiscal years

                                                                                                                (Thousand of yen)

                                                 1st half of FY2002          1st half of FY 2003                 FY2002
                  Accounts                        From Oct 1, 2001            From Oct 1, 2002              From Oct 1, 2001
                                                   To Mar 31, 2002             To Mar 31, 2003              To Sept 30, 2002
                                              -------------------------    ------------------------    --------------------------
                                                   Amounts        Ratio        Amounts        Ratio         Amount          Ratio
                                              -----------------   -----    ----------------   -----    ------------------   -----
                                                                      %                           %                             %
I    Net Sales                                        1,763,527   100.0             898,016   100.0             2,939,808   100.0
II   Cast of Sales                     N1               337,796    19.2             299,702    33.4               630,264    21.4
                                                      ---------                   ---------                     ---------
        Gross profit                                  1,425,730    80.8             598,314    66.6             2,309,544    78.6
III  Selling, general and              N1
     administrative expensive                           452,200    25.6             234,597    26.1               803,594    27.4
                                                      ---------                   ---------                     ---------
        Operating income                                973,530    55.2             363,716    40.5             1,505,949    51.2
IV   Non-operating income              N2                 2,144     0.1               7,754     0.9                 3,088     0.1
V    Non-operating expense            N1, 3              22,727     1.3              16,687     1.9                63,192     2.1
                                                      ---------                   ---------                     ---------
        Ordinary income                                 952,947    54.0             354,783    39.5             1,445,845    49.2
VI   Special gains                     N4                85,120     4.8              24,334     2.7                85,607     2.9
VII  Special losses                    N5               189,517    10.7             847,301    94.3               189,724     6.5
                                                      ---------                   ---------                     ---------
     Income (loss) before
     income taxes                                       848,550    48.1           (468,183)   (52.1)            1,341,729    45.6
       Corporate, inhabitants and
       enterprise taxes                       1,900       1,900     0.1    605          605     0.1    3,800        3,800     0.1
                                              -----   ---------          -----    ---------            -----    ---------
       Net income (loss)                                846,650    48.0           (468,788)   (52.2)            1,337,929    45.5
       Retained earnings at
       beginning of the period                               --                   1,337,929                            --
                                                      ---------                   ---------                     ---------
       Retained earnings                                846,650                     869,141                     1,337,929
                                                      =========                   =========                     =========

(3)  1st half of statements of cash flows

                                                                                                          (Thousands of yen)

                                                      1st half of FY2002       1st half of FY2003               FY2002
                   Accounts                            From Oct 1, 2001          From Oct 1, 2002           From Oct 1, 2001
                                                        To Mar 31, 2002          To Mar 31, 2003            To Sept 30, 2002
                                                      ------------------       ------------------           ----------------
                                                             Amount                   Amount                    Amount
                                                           ----------               ----------                 ----------
I    Cash flows from operating activities
     1  Income (loss) before income taxes                     848,550                 (468,183)                 1,341,729
     2  Depreciation and amortization                          60,404                   18,078                    120,025
     3  Amortization for security deposit                         158                      997                        476
     4  Increase (decrease) in allowance
        for doubtful accounts                                  (4,584)                     378                     10,012
     5  Increase (decrease) in allowance
        for bonus                                               9,275                   (2,970)                     7,014
     6  Increase in allowance for settlement                       --                  796,325                         --
     7  Interests                                              (1,680)                    (243)                    (2,688)
     8  Gain on sales of investment
        securities                                             (9,975)                      --                     (9,975)
     9  Gain on retirement of investment
        securities                                            (74,676)                      --                    (74,676)
     10 Loss on retirement of investment
        securities                                             42,656                       --                     42,656
     11 Gain on sales of property and
        equipment                                                (469)                 (12,396)                      (956)
     12 Loss on sales of property and
        equipment                                                  --                       --                      2,366
     13 Loss on disposal of property and
        equipment                                              76,251                   42,253                    112,358
     14 Decrease (increase) in accounts
        receivable-trade                                        1,031                  (86,149)                    14,676
     15 Decrease in other assets                              368,645                   52,136                    313,435
     16 Increase (decrease) in accounts
        payable                                                (5,480)                  55,800                     32,547
     17 Decrease in other liabilities                         (54,742)                 (75,215)                   (71,005)
                                                           ----------               ----------                 ----------
          Subtotal                                          1,255,366                  320,811                  1,837,997
     18 Interests received                                      1,362                      262                      2,446
     19 Income taxes paid                                        (550)                  (3,270)                      (530)
                                                           ----------               ----------                 ----------
        Net cash provided by operating
        activities                                          1,256,178                  317,802                  1,839,912

II   Cash flows from investing activities

     1 Refunding of time deposit                             (215,000)                (200,000)                  (215,000)
     2 Deposit in time deposit                                200,000                  200,000                    215,000
     3 Purchase of securities                                      (1)                      --                         (1)
     4 Proceeds from sales of securities                      203,245                       --                    203,245
     5 Purchase of property and equipment                     (31,384)                    (400)                   (36,681)
     6 Proceeds from sales of property and
       equipment                                                  470                   93,135                      2,609
     7 Payment for other investments                          (29,357)                   4,351                    (28,457)
                                                           ----------               ----------                 ----------
        Net cash provided by investing
        activities                                            127,971                   97,087                    140,714

III  Cash flows from financing activities
     Proceeds from issuance of new shares                       2,000                    4,000                      2,250
                                                           ----------               ----------                 ----------
       Net cash provided by financing
       activities                                               2,000                    4,000                      2,250
                                                           ----------               ----------                 ----------
     Net increase in cash and cash                          1,386,149                  418,889                  1,982,877
     equivalents
     Cash and cash equivalents at the
     beginning of the period                               14,429,198               16,412,076                 14,429,198
                                                           ----------               ----------                 ----------
     Cash and cash equivalents at the end
     of the period                                         15,815,348               16,830,966                 16,412,076
                                                           ==========               ==========                 ==========

Significant accounting policies

                           1st half of FY2002            1st half of FY 2003                         FY2002
                            From Oct 1, 2001               From  Oct 1, 2002                   From  Oct 1, 2001
       Item                 To  Mar 31, 2002                To Mar 31, 2003                    To  Sept  30, 2002
-----------------------------------------------------------------------------------------------------------------------------
1.  Basis and          (1) Securities                   (1) Securities                       (1) Securities
    methods of             Other securities                 Other securities                     Other securities
    valuation of           No market quotation              No market quotation                  No market quotation
    assets                   Cost method based on             Same as left                         Same as left
                             average method

                       (2) Inventory                    (2) Inventory                        (2) Inventory
                           Work in Process                  Supplies                             Work in Process
                             Cost method based on             Same as left                       Same as left
                             specific identification                                             Supplies
                             method                                                                Same as left
                           Supplies
                             Last purchase method
-----------------------------------------------------------------------------------------------------------------------------
2.  Depreciation and   (1) Property and equipment       (1) Property and equipment           (1) Property and equipment
    amortization  of       Declining balance method           Same as left                         Same as left
    fixed assets           The  estimated  useful life
                           and residual value are
                           based upon the same
                           criteria stipulated in the
                           cooperate income tax law.

                       (2) Intangible fixed assets      (2) Intangible fixed assets          (2) Intangible fixed
                           Straight - line method             Same as left                       assets
                           Software used for the                                                   Same as left
                           Company's operation is
                           amortized by the
                           straight-line  method over
                           the estimated useful
                           life of 5 years.
---------------------------------------------------------------------------------------------------------------------------
3.  Basis for          (1) Allowance for doubtful       (1) Allowance for doubtful           (1) Allowance for doubtful
    calculation of         accounts                         accounts                             accounts
    allowances             Allowance for doubtful             Same as left                         Same as left
                           accounts is provided based
                           on past experience for
                           normal receivables and on
                           an estimate of the
                           collectibility of
                           receivables and on an
                           estimate of the
                           collectibility of
                           receivables from companies
                           in financial difficulty

                       (2) Allowance for bonus          (2)  Allowance for bonus             (2) Allowance for bonus
                           Accrued bonus is provided           Same as left                      Accrued bonus is provided
                           for the payment of                                                    for the payment of
                           employees' bonus based on                                             employees' bonus based on
                           estimated amounts of future                                           estimated amounts of
                           payments attributed to the                                            future payments
                           current period.                                                       attributed to the current
                                                                                                 period.

                       (Additional information)         (Additional information)             (Additional information)
                         Due to the amendment  of         There is change in valuation         Due to the amendment
                       the regulation of employee       period of bonus in 1st half of       the regulation of
                       compensations, it was            FY2003, however, the number of       employee compensations,
                       unable to determine the          months in valuation period of        it was unable to
                       amount of unpaid bonus at        bonus for 1st half of FY2003 is      determine the amount of
                       the end of this period. As       the same as before the change.       unpaid bonus at the end
                       a result, amount of unpaid       Therefore there is no effect on      of this period. As a
                       bonus for the current            gain and loss.                       result, amount of unpaid
                       period is recorded.                                                   bonus for the current
                         The amount of unpaid bonus                                          period is recorded.
                       of 1st half of FY2002                                                   The amount of unpaid
                       included in unpaid expense                                            bonus of FY2002 included
                       is 80,435 thousand yen.                                               in unpaid expense is
                                                                                             19,804 thousand yen.
---------------------------------------------------------------------------------------------------------------------------

                           1st half of FY2002            1st half of FY 2003                         FY2002
                           (From Oct 1, 2001              (From  Oct 1, 2002                  (From  Oct 1, 2001
       Item                 To  Mar 31, 2002)              To Mar 31, 2003)                   To  Sept  30, 2002)
-----------------------------------------------------------------------------------------------------------------------------
3.  Basis for                     --                    (3) Allowance for settlement                  --
    calculation of                                      The  Company  has  recorded
    allowances                                          the  amount  it expects to pay
                                                        for settlement of the
                                                        class action suit related
                                                        to the Company's US public
                                                        listing on US NASDAQ.

                                                        (Additional information)

                                                        The plaintiffs in the above
                                                        action had sought damages,
                                                        costs and expenses of an
                                                        unspecified amount. The
                                                        settlement agreement with
                                                        the plaintiffs on June 6,
                                                        2003 permits the Company
                                                        to reasonably estimate the
                                                        cost to settle and bring
                                                        to an end the litigation,
                                                        and accordingly recorded a
                                                        settlement allowance
                                                        amount pursuant to the
                                                        content of the settlement
                                                        agreement for the current
                                                        interim financial
                                                        accounting period.
-------------------------------------------------------------------------------------------------------------------
4. Cash and cash       Cash and cash
   equivalents in      equivalents in the               Same as left                         Same as left
   the semi annual     statements of cash flows
   statements of       consist of cash on hand,
   cash flow           bank deposits withdrawn on
                       demand, and short-term
                       investments which can
                       easily be converted to
                       cash and subject to little
                       risk of change in value,
                       and with maturity within
                       three months after
                       acquisition of the
                       securities.
-------------------------------------------------------------------------------------------------------------------
5. Others              Accounting for consumption       (1) Accounting for consumption       Accounting for consumption
                       taxes                                taxes                            taxes
                        Consumption taxes are               Same as left                     Same as left
                       excluded from transaction        (2) Accounting for Treasury Stock
                       amount.                              and  Reversal of  Additional
                                                            Paid-in Capital and Legal
                                                            Reserve, etc.
                                                          Since the current
                                                        interim period, the Company
                                                        has adopted "Accounting
                                                        Standard for Treasury Stock
                                                        and Reversal of Additional
                                                        Paid-in Capital and Legal
                                                        Reserve, etc "(Statement of
                                                        Accounting Board of Japan
                                                        No. 1 issued on Feb. 21,
                                                        2002). There is no effect
                                                        on gain and loss due to
                                                        effect on gain and loss due
                                                        to this adoption.
                                                          The capital section of
                                                        semi-annual balance
                                                        (3) Accounting Standard for Net
                                                            Income per Share.
                                                          Since the current interim
                                                        period, the Company has
                                                        adopted "Accounting Standard
                                                        for Net Income per Share"
                                                        (Statement of Accounting
                                                        Standard Board of Japan No. 2,
                                                        issued on Sept. 25, 2002) and
                                                        "The Guidance for
                                                        Implementation of the
                                                        Accounting Standard for Net
                                                        Income per Share" (The
                                                        guidance for implementation
                                                        of statement of Accounting
                                                        Standard Board of Japan No. 4,
                                                        issued on Sept. 25, 2002).
                                                          There is no effect on
                                                        per share information of
                                                        FY2002 1st half and FY2002
                                                        by the adaption of both
                                                        rules.
-------------------------------------------------------------------------------------------------------------------

Note to financial statements
    (For balance sheets)

                                                                                             (Thousands of yen)

          1st half of FY2002                    1st half of FY 2003                          FY2002
        (As of March 31, 2002)                 (As of March 31, 2003)              (As of September 30, 2002)
--------------------------------------------------------------------------------------------------------------------
N1 Cumulative depreciation of           N1 Cumulative depreciation of          N1 Cumulative depreciation of
   property and equipment                  property and equipment                 property and equipment
                         JPY 180,012                            JPY 94,962                           JPY 227,058
--------------------------------------------------------------------------------------------------------------------
N2 Mortgaged assets
A. Mortgaged assets                        --                                     --
    Cash and deposits     JPY 15,000
B. Details of the debt
     JPY 15,000 has been mortgaged to
   secure foreign currency contracts,
   but as of March 31, 2003, the
   balance of foreign currency
   contracts was zero.
--------------------------------------------------------------------------------------------------------------------
N3 Treatment of Consumption Tax         N3 Treatment of Consumption Tax
     After having been setoff,             After having been setoff,              --
   pre-paid consumption tax and            pre-paid consumption tax and
   pre-received consumption tax            pre-received consumption tax
   are  indicated in "Other                are indicated in "Other Current
   Current Liabilities"                    Liabilities"
--------------------------------------------------------------------------------------------------------------------

(For statements of operation)

                                                                                                 (Thousands of yen)

             1st half of FY2002                          1st half of FY2003                            FY 2002
              From Oct 1, 2001                            From Oct 1, 2002                        From Oct 1, 2001
               To Mar 31, 2002                            To Mar 31, 2003                         To Sept 30, 2002
-------------------------------------------  -----------------------------------------  --------------------------------------
N1 Depreciation                              N1 Depreciation                            N1 Depreciation
      Property and equipment        47,015         Property and equipment      15,622       Property and equipment     115,113
      Intangible assets              2,455         Intangible assets            2,455       Intangible assets            4,911
-------------------------------------------  -----------------------------------------  --------------------------------------
N2 Major components of                       N2 Major components of                     N2 Major components of
    non-operating profit                         non-operating profit                        non-operating profit
      Interest earned                1,589         Earning from consulting      6,613       Interest earned              2,592
-------------------------------------------  -----------------------------------------  --------------------------------------
N3 Major components of                       N3 Major components of                     N3 Major components
    non-operating expense                         non-operating expense                     of non-operating expense
      Litigation expense             9,599         Litigation expense          12,371       Litigation expense          23,844
      Depreciation expense          10,933         Depreciation expense         3,890       Depreciation expense        27,109
-------------------------------------------  -----------------------------------------  --------------------------------------
N4 Major components of special               N4 Major components of                     N4 Major components
    income                                        special income                              of special income
      Gain on sales of                            Gain on sales                             Gain on sales of
      investment securities          9,975        of fixed assets              12,396       investment securities        9,975
      Gain on retirement of                       Recovery of bad debts        10,434       Gain on retirement of
      securities                    74,676                                                  securities                  74,676
-------------------------------------------  -----------------------------------------  --------------------------------------
N5 Major  components of special              N5 Major components of                     N5 Major components
    loss                                          special loss                             of special loss
Termination fee (Note)              69,423                                                  Loss on disposal of
Loss on disposal of building        42,585   Provision for settlement         796,325       fixed assets               112,358
Loss on disposal of equipment       31,298   Loss on disposal of fixed assets  42,253       Loss on retirement
Loss on retirement of securities    42,656   Relocation expense                 6,154       of securities               42,656
                                                                                            Termination fee             28,632
-------------------------------------------  -----------------------------------------  --------------------------------------

Note: Within the amount of termination fee recognized in 1st half of FY 2002, 40,791 thousand yen has been reclassified and included in "Loss on disposal of fixed assets".

     (For statements of cash flows)

                                                                                                 (Thousands of yen)

          1st half of FY2002                     1st half of FY2003                          FY2002
           From Oct 1, 2001                       From Oct 1, 2002                      From Oct 1, 2001
           To Mar 31, 2002                        To Mar 31, 2003                       To Sept 30, 2002
--------------------------------------- ------------------------------------- --------------------------------------
The following is the relation between    The following is the relation          The following is the relation
cash and cash equivalents at the end     between cash and cash equivalents      between cash and cash equivalents at
of the 1st half of fiscal year and       at the end of the 1st half of          the end of the 1st half of
the items listed in balance sheets:      fiscal year and the items listed in    fiscal year and the items listed in
                                         balance sheets:                        balance sheets:
   Cash on hand                             Cash on hand                           Cash on hand
   and in bank          15,829,564          and in bank            16,830,174          and in bank         16,411,288
   Time deposits                            Time deposits                              Time deposits
   with maturity                            with maturity                              with maturity
   more than 3                              more than 3                                more than 3
   months                 (215,000)         months                   (200,000)         months                (200,000)
   Securities              200,784          Securities                200,791          Securities             200,787
                        ----------                                 ----------                              ----------
   Cash   and  cash                         Cash and cash                          Cash and cash
   equivalents          15,815,348          equivalents            16,830,966        equivalents           16,412,076
                        ==========                                 ==========                              ==========

     (For lease transactions)

            FY2002 1st half                       FY2003 1st half                            FY2002
           From Oct 1, 2001                       From Oct 1, 2002                      From Oct 1, 2001
            To Mar 31, 2002                       To Mar 31, 2003                       To Sept 30, 2002
--------------------------------------------------------------------------------------------------------------------
  There are no significant                     Same as left                          Same as left
  transactions to be disclosed.
--------------------------------------------------------------------------------------------------------------------

     (For securities)

      Carrying value of major securities whose fair value is not available

                                                                                                  (Thousand of yen)

                                                                                                        FY2002
                                                 1st half of FY2002      1st half of FY2003       Amount accounted in
                                                 Amount accounted in     Amount accounted in          Balance sheet
                                                    Balance sheet           Balance sheet         (As of September 30,
              Categories                       (As of March 31, 2002)   (As of March 31, 2003)           2002)
             ------------                      ----------------------   ----------------------    --------------------
Other securities
    Free Financial Fund                                200,784                 200,791                  200,787
                                                       -------                 -------                  -------

   (For derivative transactions)
    End of 1st half of FY2002 (As of March 31, 2002)
    Not applicable

    End of 1st half of FY2003 (As of March 31, 2003)
    Not applicable

    End of FY2002 (As of September 30, 2002)
    Not applicable

   (Equity in gains and losses of affiliates)
    End of 1st half of FY2002 (From October 1, 2001 To March 31, 2002)

    Not applicable

        End of 1st half of FY2003 (From October 1, 2002 To March 31, 2003)

                          Not applicable

        End of FY2002 (From October 1, 2001 To September 30, 2002)
                          Not applicable

   (Income per share information)

                                                                                                              (Yen)

                                           1st half of FY2002           1st half of FY2003                 FY 2002
                                            From Oct 1, 2001              From Oct 1, 2002              From Oct 1, 2001
                                             To Mar 31, 2002              To Mar 31, 2003               To Sept 30, 2002
                                           -------------------       -----------------------            -------------------
      Net assets per share                       1,584,224.20                   1,585,131.29                   1,632,623.01

  Net income per share - basic
 (Parenthesis indicates net loss
           per share)                               82,583.97                    (45,688.86)                     130,478.79

 Net income per share - diluted                     82,578.20                            --                              --

                                                                     Accounting Standard for Net
                                                                     Income per share.
                                                                       Since the current interim
                                                                       period, the Company has
                                                                       adopted "Accounting Standard
                                                                       for Net Income per Share"
                                                                       (Statement of Accounting
                                                                       Standard Board of Japan No. 2,
                                                                       issued on Sept. 25, 2002) and
                                                                       "The Guidance for
                                                                       Implementation of the
                                                                       Accounting Standard for Net
                                                                       Income per Share" (The
                                                                       guidance for implementation
                                                                       of statement of Accounting
                                                                       Standard Board of Japan No. 4,
                                                                       issued on Sept. 25, 2002).
                                                                       There is no effect on per
                                                                       share information of 1st half
                                                                       of FY2002 and FY2002 by the
                                                                       adoption of both rules.

Note 1. Net income per share - diluted is not stated in FY2002 because there is no premium on issuing stock subscription rights and is not stated in 1st half of FY2003 due to net loss.

Note 2. Net income per share - basic is calculated based upon the following information.

                                                  1st half of FY2002      1st half of FY2003             FY2002
                                                  From  Oct. 1, 2001      From Oct. 1, 2002        From Oct. 1, 2001
                                                  To Mar 31, 2002           To Mar 31, 2003        To Sept. 30, 2002
----------------------------------------------------------------------------------------------------------------------
Net income (loss)for the period
(million yen)                                                   --                   (468)                     --
----------------------------------------------------------------------------------------------------------------------
Amounts not belong to common stock holders
(million yen)                                                   --                     --                      --
----------------------------------------------------------------------------------------------------------------------
Net income (loss) belong to common shares
(million yen)                                                   --                   (468)                     --
----------------------------------------------------------------------------------------------------------------------
Average issued and outstanding shares                           --                 10,260                      --
----------------------------------------------------------------------------------------------------------------------
                                                                          (Stock option)

                                                                       The date of resolution
                                                                       May 31, 2000
                                                                       Amounts to exercise of
                                                                       stock option JPY 3 million
                                                                       (Subscription right with
                                                                              warrants)

The summary of diluted shares which were not                    --     The 3rd unsecured bonds                 --
included in the calculation for income per                             (with stock warrants)
share - diluted due to the fact that there                             Par value of the bonds
was no effect on dilution.                                             JPY 1,687 million
                                                                       The details is provided in
                                                                       part 4 corporate information
                                                                       of (2) Status of subscription
                                                                       rights, etc.

----------------------------------------------------------------------------------------------------------------------

    (Significant subsequent events)

     End of 1st half of FY2002 (From October 1, 2001 To March 31, 2002)

                Not applicable

     End of 1st half of FY2003 (From October 1, 2002 To March 31, 2003)

     On June 20, 2003, the Board of Directors resolved a distribution of cash to shareholders in connection with reduction of common stock and additional paid-in capital pursuant to Japanese Commercial Code ("Reduction") at the directors' meeting subject to approval of an extraordinary shareholders' meeting scheduled on July 31, 2003. In the light of factors including present conditions, size of business at present or in the anticipated future, margin of safety, and operational efficiency, the Company has concluded that it has excessive amount of funds in comparison with the appropriate level for the size of its business. Therefore, the Company has decided to distribute cash in connection with Reduction.



     (1) Method to reduce common stock: Distribution of cash to shareholders without the retirement of shares

     (2)  Amount to be reduced from common stock: 7,495,640,000 yen

     (3)  Balance of common stock after reduction of capital: 566,685,000 yen

     (4) Method to reduce additional paid-in capital: Distribution of cash to shareholders reducing additional paid-in capital

     (5) Amount to be reduced form additional paid-in capital: 6,879,560,000 yen

     (6)  Balance of additional paid-in capital after reduction of capital:
          465,101,736 yen

     (7) Total amount of cash distributed to the shareholders: 14,375,200,000 yen

     (8)  Schedule of capital reduction: The record date of refunds
                                                                 August 18, 2003

                                         The due date of opposition by creditors
                                                               September 8, 2003
                                         Effective date       September 9, 2003

          End of FY2002 (From October 1, 2001 To September 30, 2002)
                Not applicable


     (2)  Others

     Litigation

     On September 8, 2000, the first of eleven related lawsuits was filed against the Company, its CEO at the time, Hikari Tsushin Inc., and the Company's underwriters, Morgan Stanley Dean Witter, Nomura Securities International Inc. and Merrill Lynch & Co., in the United States District Court for the Southern District of New York. The lawsuits included allegations that during the course of its March 8, 2000 public offering of American Depositary Shares, the Company failed to disclose material facts about the decline in business of its principal shareholder and former business partner, Hikari Tsushin. The lawsuit included related allegations against the other defendants. On September 26, 2001, the court entered an order consolidating all eleven actions and appointed lead plaintiff and lead counsel for the plaintiffs. On June 4, 2002, the court entered an order appointing a new lead plaintiff and new counsel for the plaintiffs. A consolidated amended class action complaint was served and filed on July 19, 2002. The defendants in the class actions, Crayfish, Hikari Tsushin, Inc., and Isao Matsushima, the Company's CEO at the time of the Company's public offering, reached a memorandum of understanding with the plaintiffs to settle all pending class actions for US$9,000,000 on June 6, 2003 (U.S. Time). This settlement will not become final until approved by the court. The Company entered into this settlement agreement solely to avoid any further cost, burden or uncertainty from the class actions, and has not acknowledged any claims alleged by the plaintiffs. Out of US$9,000,000, US$6,625,000 would be paid by the Company.


PART 6 - REFERENCE FOR THE COMPANY

     The following is submitted from the beginning of 1st half of FY 2003 to the filing date of financial report of 1st half of FY2003

     Yuka shouken Houkokusho and   Fiscal Year         From October 1, 2001    December 24, 2002
     Attached documents            (7th fiscal year)   To September 30, 2002   Filed to the Chief
                                                                               of Kanto Local
                                                                               Finance Bureaus

Part II  Information on the Company's guarantor

    Not applicable